[LETTERHEAD OF AXA]

                            December 21, 2006

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    AXA Form 20-F for the Fiscal Year Ended December 31, 2005
                   filed on June 29, 2006 (File No. 001-14410) (the “2005 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated November 21, 2006 on AXA’s 2005 Form 20-F that was addressed to Henri de Castries.

If you have any further questions or would like any further information, please do not hesitate to contact George Stansfield, AXA’s Group General Counsel
(+331 4075 7275), Béatrice Derouvroy, AXA’s Chief Accounting Officer (+331 4075 9686), or me (+331 4075 5796).

                                                                                                    Very truly yours

                                                                                                    /s/ Denis Duverne

                                                                                                    Denis Duverne
                                                                                                    Chief Financial Officer and
                                                                                                    Member of the Management Board

cc.	B. Derouvroy
G. Stansfield
Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

Comment #1

Item 4: Information on the Company
Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55 and Loss Reserve Development: AXA Re, page 57

Refer to your response to comment two. We continue to believe that the reserves for structured settlements and the construction reserves should be included in the table notwithstanding the fact that they are established based on different methodologies from other P&C. If the different bases used to compute these reserves distort the data in the table, please provide an explanation in a note to the table and disclose the effects on the amounts in the table.

Response

Following the Staff’s request, the Company will implement the necessary processes to ensure that the requested structured settlement and construction reserves are prospectively included in the loss reserve development table beginning with the stock of the reserves as of December 31, 2006.

As previously communicated to the Staff, the Company is unable to provide the information on these two reserves for columns prior to 2006 in the loss reserve development table, because the relevant historical activity was not tracked in a manner to facilitate such an analysis.

Consequently, in future filings, the Company will present these two types of reserves in the table, starting with the reserve amounts to be developed on December 31, 2006.

Comment #2

Item 4: Information on the Company
Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55 and Loss Reserve Development: AXA Re, page 57

Refer to comment three. AXA’s acquisitions since 1995 should be included in the year development table. Your presentation, however, is different than other property and casualty insurance companies’ presentation of acquisitions or dispositions in the ten year development table. Please provide us a revised table that reflects any acquisition or disposition in the year it occurred and show the redundancy or deficiency in the period of acquisition or disposition and any subsequent periods, that is do not retroactively adjust the table for changes in reserves prior to the year of acquisition or disposition.

Response

The Company continues to believe that the current presentation of the acquisitions and dispositions in the ten year development table is the most meaningful analysis of its reserve development because of the significant business integrations the Company experienced over the relevant period. Accordingly, the Company believes it is appropriate to continue with its existing approach.

As described in the Company’s initial response to comment three in the Staff’s letter dated September 25, 2006, the suggested form of presenting the table does not reflect the way the Company operates internally and specifically how it manages acquisitions.

In particular, in the case of significant acquisitions of diversified multinational insurance groups (such as UAP in 1996 and the pending integration of the Winterthur Group starting 2006), the Company’s consistent practice is to integrate most of the subsidiaries of the acquired entities country by country into its own structures. This includes the integration of local management in each country and the harmonization of processes, including distribution, underwriting and claims handling. In many cases, it also results in the merger of the legal entities. This process most often results in one legal entity where the claims are handled on a single IT system with all reserve calculations performed based on the merged data.

As a result of this practice, the following difficulties, among others, on the data gathering required for the triangles arise:

•	A split of the IBNR into the two (or more) former stand-alone entities would always been based on broad assumptions as the actuaries of the Company calculate the IBNR based on the merged portfolio.
•
For certain past acquisitions (e.g. the acquisition of UAP), the Company cannot provide the separate data by originating entity, because the breakdown of all reserves and payments by originating entity was not part of the configuration of the IT systems post-transaction.

As a result, in the Company’s case, a change of presentation would require an artificial split for reporting purposes which does not reflect the economic reality of the business.

As previously indicated, the Company will provide additional explanations for the tables in future filings and will also describe in more detail the mechanics of the tables.

Comment #3

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts
Property and Casualty Claims Reserves, page 80

Refer to your response to comment eight. You state in your response that reserve estimations are performed locally and you state that assumptions are set according to the local environment. You also state that a discussion of the local assumptions from the Group’s perspective is not possible. The disclosures you propose to include in future filings appear to be structured by line of business and/or by tail. In addition to the proposed disclosures included in your response letter, please provide us a discussion in disclosure-type format of the remaining subparts c(3), d., e., f., and g of our original comment eight either by line of business, by tail or in another format that will allow an investor the desired insights into the judgements and uncertainties surrounding this estimate would be informative.

Response

In response to this comment, the Company will provide the following information in future filings, in addition to the information stated in the response to the Staff’s first comment letter (see new added items in italics):

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and International Insurance operations. AXA establishes its gross insurance liabilities, or claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred.

Claims reserves (also referred to as “loss reserves”) fall into two categories as follows:

•
Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are generally based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and

•
Reserves for incurred but not yet (or not enough) reported (“IBN(E)R”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The amount of IBNR is calculated as the difference between the estimated ultimate unpaid liability and the reserves for reported claims. Ultimate unpaid liabilities are calculated by actuaries for each material line of business according to the methods described below.

The initial estimation of the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as: (i) developments in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience, (ii) changes arising from the occurrence of claims late in the financial year for which limited information may be available at year end (iii), judicial trends, and regulatory changes, and (iv) inflation and foreign currency fluctuations.

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by the risk management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves. After discussing with claims managers, pricing actuaries and underwriters, several assumptions are selected for a single set of homogeneous claims. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of future experience for each line of business in the local environment, actuaries select the best estimate within this range.

When assessing claims reserves, actuaries do not rely on one individual calculation but use many methods such as:

–
Triangle development methodologies (e.g.: Chain-Ladder or Link Ratio) in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

–	“A priori assumptions methods” (e.g.: Expected loss ratio).
–	Mixed methods (e.g.: Bornhuetter-Ferguson, Cape Cod)
–	Exposure methods and frequency and severity estimations.

Based on both internal and common industry best practices, methods and assumptions are selected depending on data availability, reported claims to date, local regulations, claims management practices, pricing, underwriting information and the nature of the business or claims type (coverage type, large or normal claims, prior or recent accident year). In order to obtain a single set of homogeneous claims, after statistical analysis and market considerations, several assumptions are selected through discussions with claims managers, pricing actuaries and underwriters. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of expected experience for each line of business in the local environment, actuaries select the best estimate within this range.

The assumptions used depend on economic, social and environmental factors as well as legislative and political features which are key drivers of reserve variability and need to be assessed.

Data are aggregated at a more refined level of detail than line of business (e.g., by geography, distribution network, and other factor depending on product features, local regulation and other factors) to obtain homogenous sets of claims and ensure proper reserves analysis. As part of this process, actuaries will restate data where needed to ensure that estimates are in line with underlying risks.

Coverage types are usually classified as either long tail or short tail, based on the average length of time between the event triggering the claim and the final settlement of the claim (duration). However, the duration varies from one country to another even for the same line of business depending on the entities’ claims management, local market practices, specific coverage existing under the local environment and type of products written.

The description below is intended to give an indication of some specific methods used by type of tail or lines of business. Certain additional details are included for segments which require specific treatment.

a)	Short tail business

For short tail business, claims are reported and settled quite quickly resulting in less estimation uncertainty. All the methods mentioned above can apply. The main line of business which falls under this classification is:

Property

This line of business includes motor own damage, commercial and personal property and can be exposed to natural event claims, which are generally assessed through exposure, instead of development, techniques.

For all the other type of claims, the methods mentioned above are usually applied. Due to local statutory specificities and some specific policies extended coverage, the property sometimes aggregates short term business insurance with long tail ones (e.g. commercial liabilities), which cannot be assessed separately.

Property also includes local pools whose reserves are set separately on a local industry-consistent basis.

b)	Long tail business

Because of its long duration (‘length between the event triggering the claim and the final settlement of the claim’), this type of business is exposed to greater estimation uncertainties and variability from one estimate to another, and is heavily influenced by changes in claims management practices and change of local environment assumptions (e.g. increase of indemnities, litigation). It is thus usual to perform a greater number of calculations, by using various techniques, various scenarios and a range of assumptions.

More recent periods suffer from a lack of information (very small amount of claims paid or even incurred) and accordingly development methods are usually not applicable for recent years.

Bodily Injury (Motor and Liability)

Bodily injuries claims reserves represent the most complex part in assessing motor and personal liabilities lines of business. Such reserves are valued following the way individual cases are assessed depending on the nature of the cases and their evolution. The impact of lump sum payments against annuities are taken into account including the way both are reported for financial statement purposes: claims reserves, temporary and definitive annuities.

With an increase in claims severity and litigation decisions, the input of legal and other experts is required, in addition to actuarial expertise and methods.

Annuities

Some workers compensation and casualty coverage create annuities for individuals as a settlement. Many of the annuity calculations are mandated by public authorities in terms of technical assumptions and in any event depend on the relevant market.

In particular, the assumptions include technical discount rates and mandatory mortality tables should be applied, and in many cases have to be adjusted based on other parameters such as indemnity schemes for professional, physical, moral factors, and third party assistance.

Third Party Liability

These policies are usually subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. This line of business requires projection of various trends including future claims inflation and judicial interpretations.

Moreover, depending on practices in local markets, policies are not underwritten on the same occurrence basis (e.g. on a claims made or accident year basis). In those cases actuaries will ensure that estimates are consistent with insured liabilities over time.

This line of business requires a review of the different clauses of policies, as well as the local market exposures to social, economical and jurisprudential trends.

Reserves linked to specific liability business need to be set not only using Company's historical statistical experience but also based on market figures, trends and benchmarks.

Construction

Because of multiyear exposure, reserves for construction insurance are subject in various countries to statutory requirements including specific reserves for claims that are not yet incurred (PSNEM) and additional reporting. Actuarial techniques combining regular triangle analysis with severity and frequency analysis allow assessment of those reserves.

Loss Adjustment Expenses (LAE)

The same general approach applies to claims expenses reserves (Loss Adjustment Expenses-LAE) which are also assessed locally based on local cost allocation analysis and standard methods. Actuaries verify on a regular basis if such methods and corresponding assumptions are appropriate.

As mentioned above, actuaries analyze the main coverages further by distribution network and other factors to obtain homogenous sets of claims and ensure proper reserves analysis. The specific distinction varies locally depending on products features and local regulation.

Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to evaluation of numerous variables.

An additional general consideration not developed above is the size of the claims. Some methods require that segments take into account a homogeneous average cost size of losses. All methods require that atypical large losses are excluded from segments for forecast and some large individual claims such as natural events, industrial property and liability claims require specific estimation methods and need to be performed in conjunction with the claims department (and catastrophe experts if needed).

Reserve estimations are performed on a local basis and the assumptions are set according to the local environment. Local main assumptions generally include:
–	Inflation assessment,
–	Legal trends (e.g. punitive damages), and
–	Impact of any deviation compared to average experience (e.g. weather conditions, economic environment).

The fact that all assumptions are highly dependent on the local environment is consistent with the description of the process as presented above. However, for each material line of business, the following actuarial methods are applied, in addition to the above-described process:

With regard to the loss reserve development table, under consistent methods over time, redundancies or deficiencies can appear for various reasons unrelated to changes in estimation methods. Redundancies, for example, can appear for the following reasons:

–
in the context of periods where the loss ratio improves, which is applicable to AXA for most of the period presented in the table and especially between 2002 and 2005, actuarial estimates based on prior years experience tend to slightly defer over time the emergence of an improvement;

–	a decrease in inflation similarly leads to redundancies;
–
certain types of coverage, such as Marine, Aviation and Third Party Liability, as well as reinsurance, are characterized by a low level of case by case information available at the end of the first year, leading to more substantial revisions to the estimates in the first years of development; and

–
claims handling costs expensed each year can not always be allocated by occurrence year. As a consequence, part of the claims handling costs is released in the table without being offset by payments, thus adding redundancies.

Even if the company ensures that the actuarial techniques are in line with the latest best practices observed internally and in the industry, the Company believes that the adoption of such revised techniques have no significant impact on the reserve development.

Since 2000, the amount of positive (or adverse) developments accounted at each year-end did not exceed plus x% (minus x%) of the opening claims reserves (excluding the International Insurance segment).

The Company believes that for the same scope of business and within a consistent framework for reserves review organization and process, future positive or adverse development (accounted at each year-end) can be reasonably expected to be between y% and y%.

The range might be exceeded in case of some exceptional circumstances (such as changes in the legal environment, very large claims or changes to the environment such as for the reinsurance market, which may also change the Company’s underwriting policy or strategy).

Comment #5

Note 1 Accounting Policies
1.11 Liabilities Arising from Insurance and Investment contracts page F-22

We refer to your response to comment 13, as well as, the disclosures in footnote 15.9.2. The disclosures in footnote 15.9.2 provide only a quantification of the most important assumption, the discount rate, but does not go on and tell the reader the reader the impact of the change in the discount rate on the loss reserves from period to period. The disclosure also not does provide any sensitivity analysis of reasonably possible changes in the assumptions. This information should be provided by the company and not left to the reader to assess for themselves as noted in your response. Please provide us a revised disclosure that addresses these points. In addition since approximately 94% of the property and casualty loss reserves are not affected by discount rates, and changes therein, please also revise your discussion to address paragraphs 37(c), 37(d) and 37(a) of IFRS 4 as it relates to property and casualty loss reserves.

Response

The reserves with unlocked discount rates are predominantly for participating business where any change in discount rate would be offset by a change in the liability for policyholder participation. The amount of €19.7 billion of reserves for ‘with-profit’ contracts (UK) would be completely offset. Any impact on shareholders’ equity or income of changes in discount rates is therefore considered to be immaterial for these reserves. An additional €5.4 billion in France and €2.3 billion in Germany (partly offset by change in liability) is unlocked due to specific regulatory requirements. Other countries contribute to the total amount of reserves with unlocked discount rates by less than €1 billion each.

As far as quantitative disclosures of sensitivities to interest rates are concerned, the Company believes, that, even though mentioned as a useful option under IFRS 4 and IAS 32, such quantitative disclosures are not required by those two standards at this stage. The Company however agrees that such sensitivities are useful to the reader of the financial statements and has implemented a process to be able to disclose such quantitative sensitivity analyses in the context of the application of IFRS 7, starting January 1, 2007.

The two above mentioned standards currently require exposures to interest rate risk and information of sensitivity (qualitative description of the impact of interest rates risk), and these disclosures are included the Company’s financial statements. The process which led to the drafting of IFRS 7, highlighting the differences with the two existing standards, made clear that such quantitative requirements were an amendment to existing standards only introduced by IFRS 7.

Regarding the undiscounted reserves for the Property & Casualty business, the Company will clarify in future filing that these reserves are not sensitive to interest rate risks and therefore, there is no impact on net income or equity.

Comment #6

Note 32.2  Reconciliation of net income and shareholders’ equity from IFRS to US GAAP
Note 32.2.1  Net income reconciliation, page F-222

We have read your response to comment 18 and it is unclear why the valuation allowance under US GAAP of Euro 1,004 million is in excess of the entire deferred tax asset established under IFRS of Euro 413 million for AXA Life Japan. Please confirm if this is correct, and if so, why this is the case.

Response

The valuation allowance under US GAAP of Euro 1,004 million is not larger than the deferred taxes asset established under IFRS. Presented below is a reconciliation of the gross to net deferred tax asset under French GAAP, IFRS and US GAAP. In addition to the accounting difference between IFRS and US GAAP, there is the presentational difference in the disclosures between the standards as US GAAP presents the gross asset reduced by the valuation allowance resulting in a net realizable amount where IFRS only presents the net realizable amount.